EXHIBIT 99.1

News for Immediate Release

Electrovaya To Host Investor Webcast on March 5, 2026

Toronto, Ontario – February 26, 2026 – Electrovaya Inc. (Nasdaq: ELVA, TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, today announced that it will host an investor webcast presentation on March 5, 2026 at 2:00 PM EST.

During the webcast, Dr. Raj DasGupta, CEO and John Gibson, CFO, will conduct an introductory presentation that will cover key aspects of Electrovaya’s business including corporate strategy, business model, and industry-leading technology. After the formal presentation, investors will have an opportunity to ask relevant questions through an interactive Q&A portal.

Webcast Link: https://us02web.zoom.us/webinar/register/WN_yxD4upe-RnmMDhzm0-f4AQ

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com / 905-855-4618

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ: ELVA; TSX: ELVA) is a technology-driven lithium-ion battery company commercializing its proprietary Infinity Battery Technology, designed for superior safety, longevity, and performance in mission-critical industrial, robotics, defense and energy-storage applications. The Company leverages a strong intellectual-property portfolio and advanced materials expertise to deliver durable, high-value battery solutions to global OEMs and end users. To support growing demand and advancing energy-security and national-security objectives, Electrovaya is expanding U.S. manufacturing through its 52-acre Jamestown, New York site, which includes a 137,000-square-foot facility planned as its first gigafactory. Electrovaya also operates two Canadian sites focused on research, engineering, and product commercialization. For more information, please visit www.electrovaya.com.